SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                        May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

     Creo Announces CreoScitex EverSmart oXYgen Scanning Application and Renaissance II Plus Copydot Scanning System

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex is introducing two new scanning developments at Drupa, the world's largest trade show for the printing industry, underway in Dusseldorf, Germany, May 18-31: the EverSmart oXYgen scanning application and the Renaissance II Plus copydot scanning system.

EverSmart oXYgen scanning application
This application presents a new concept in scanning workflow by capturing,
saving, and opening images in pure 16 bit   a concept CreoScitex has coined as
SOOM (Scan Once Output Many) - meaning that an image can be used as many times as needed for different output applications.

"This new workflow greatly increases productivity and flexibility while maintaining the high quality expected by our customers. Scanning an image just once and then re-purposing it for any output requirement significantly shortens the production cycle, maximizes efficiency, and cuts costs," says Adina Shorr, Corporate Vice President of Input Solutions. "But most importantly, the quality of the scanned image remains the same each time it is used."

The EverSmart oXYgen application is comprised of two modules: Scan and Open. The Scan module captures all the information of the original image and saves it as a pure 16-bit DT file (digital transparency). The Open module enables offline reprocessing of the DT file, for any need, as many times as required, locally or remotely. Both modules utilize all the professional editing tools incorporated in the scanning application, and the image is processed with a full ICC color management workflow.

The EverSmart oXYgen application optimizes the performance of the EverSmart Supreme and EverSmart Pro II. Both incorporate the acclaimed XY Stitch technology, providing uniform sharpness over the entire scanning format for any size original.

The EverSmart Supreme also features unique technologies such as CCD Dynamic Cooling, which allows the scanner to differentiate better between a wide range of color tones. MaxDR (Maximum Dynamic Range) is a feature that distills high quality image data to improve the dynamic range in dark to mid-tone areas.

Renaissance II Plus copydot scanning system
The Renaissance II Plus - the newest member of the renowned Renaissance family of copydot scanning systems - makes its debut at Drupa. A dynamic, high-performance tool, the Renaissance II Plus scans up to twenty-eight 8.5" x 11"
(A4) separations per hour and is designed to run a variety of tasks simultaneously. A wide range of hardware and software features offer maximum performance and flexibility, including support for spot colors, multiple versions and breakouts, variable output resolution, and tonal calibration. The Renaissance II Plus is compatible with all major workflow systems, including Prinergy(TM), Brisque(TM), and iMPAct.

The Renaissance II Plus and the EverSmart oXYgen application are scanning solutions developed to address the rapidly evolving market. CreoScitex will continue to lead the market with innovations, keeping its customers at the cutting edge of scanning technology.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.